J Sainsbury plc

82-00913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA


06018412

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 02 November 2006

SUPPL

Dear Sir

J Sainsbury Announces: Notification of Holdings in the Company

Please find enclosed copies of the above announcements made to the London Stock Exchange on 2nd November 2006.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

Enc

11/14

J Sainsbury plc announces notification of major interests in shares

On 2 November 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 259,555,731 ordinary shares representing 15.16% of the issued share capital. These shares are represented by a beneficial interest of 5,687,505 (0.33% - previously disclosed 0.09%) and a non-beneficial interest of 253,868,226 (14.83% - previously disclosed 14.38%), the majority of which, 251,411,255 was held by AXA Financial Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 14.47%.

J Sainsbury plc announces notification of major interests in shares

On 2 November 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 259,555,731 ordinary shares representing 15.16% of the issued share capital. These shares are represented by a beneficial interest of 5,687,505 (0.33% - previously disclosed 0.09%) and a non-beneficial interest of 253,868,226 (14.83% - previously disclosed 14.38%), the majority of which, 251,411,255 was held by AXA Financial Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 14.47%.

J Sainsbury plc announces notification of major interests in shares

On 2 November 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 259,555,731 ordinary shares representing 15.16% of the issued share capital. These shares are represented by a beneficial interest of 5,687,505 (0.33% - previously disclosed 0.09%) and a non-beneficial interest of 253,868,226 (14.83% - previously disclosed 14.38%), the majority of which, 251,411,255 was held by AXA Financial Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 14.47%.

J Sainsbury plc announces notification of major interests in shares

On 2 November 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 259,555,731 ordinary shares representing 15.16% of the issued share capital. These shares are represented by a beneficial interest of 5,687,505 (0.33% - previously disclosed 0.09%) and a non-beneficial interest of 253,868,226 (14.83% - previously disclosed 14.38%), the majority of which, 251,411,255 was held by AXA Financial Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 14.47%.

J Sainsbury plc announces notification of major interests in shares

On 2 November 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 259,555,731 ordinary shares representing 15.16% of the issued share capital. These shares are represented by a beneficial interest of 5,687,505 (0.33% - previously disclosed 0.09%) and a non-beneficial interest of 253,868,226 (14.83% - previously disclosed 14.38%), the majority of which, 251,411,255 was held by AXA Financial Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 14.47%.

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 02 November 2006

Dear Sir

J Sainsbury Announces: Blocklisting Six Monthly Return

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 2nd November 2006.

Yours sincerely

PP. 

Hazel Jarvis
Deputy Secretary

Enc

11.00AM.

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1. Name of company

J Sainsbury plc

2. Name of scheme

Save As You Earn Scheme

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

407,234 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

250,935 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

156,299 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

8,000,000 ordinary shares listed 19/01/2001 nil balance
2,500,000 ordinary shares listed 12/02/2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary shares of 25 pence each

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

J Sainsbury plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,725,433 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

1,994,063 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

731,370 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,071,420 ordinary shares listed 22/03/2002 nil balance
6,000,000 ordinary shares listed 12/11/2003 nil balance
5,000,000 ordinary shares listed 15/11/2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary 25 pence shares

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

J Sainsbury plc

2. Name of scheme

Colleague Share Option Plan

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,661,470 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

275,988 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

5,385,482 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 ordinary shares listed 12/02/2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary shares of 25 pence each

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

11.00 AM.

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1. Name of company

J Sainsbury plc

2. Name of scheme

Save As You Earn Scheme

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

407,234 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

250,935 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

156,299 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

8,000,000 ordinary shares listed 19/01/2001 nil balance
2,500,000 ordinary shares listed 12/02/2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary shares of 25 pence each

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

J Sainsbury plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,725,433 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

1,994,063 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

731,370 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,071,420 ordinary shares listed 22/03/2002 nil balance
6,000,000 ordinary shares listed 12/11/2003 nil balance
5,000,000 ordinary shares listed 15/11/2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary 25 pence shares

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

J Sainsbury plc

2. Name of scheme

Colleague Share Option Plan

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,661,470 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

275,988 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

5,385,482 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 ordinary shares listed 12/02/2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary shares of 25 pence each

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

11:00 AM.

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1. Name of company

J Sainsbury plc

2. Name of scheme

Save As You Earn Scheme

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

407,234 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

250,935 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

156,299 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

8,000,000 ordinary shares listed 19/01/2001 nil balance
2,500,000 ordinary shares listed 12/02/2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary shares of 25 pence each

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

J Sainsbury plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,725,433 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

1,994,063 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

731,370 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,071,420 ordinary shares listed 22/03/2002 nil balance
6,000,000 ordinary shares listed 12/11/2003 nil balance
5,000,000 ordinary shares listed 15/11/2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary 25 pence shares

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

J Sainsbury plc

2. Name of scheme

Colleague Share Option Plan

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,661,470 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

275,988 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

5,385,482 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 ordinary shares listed 12/02/2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary shares of 25 pence each

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

11:00 AM.

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1. Name of company

J Sainsbury plc

2. Name of scheme

Save As You Earn Scheme

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

407,234 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

250,935 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

156,299 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

8,000,000 ordinary shares listed 19/01/2001 nil balance
2,500,000 ordinary shares listed 12/02/2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary shares of 25 pence each

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

J Sainsbury plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,725,433 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

1,994,063 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

731,370 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,071,420 ordinary shares listed 22/03/2002 nil balance
6,000,000 ordinary shares listed 12/11/2003 nil balance
5,000,000 ordinary shares listed 15/11/2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary 25 pence shares

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

J Sainsbury plc

2. Name of scheme

Colleague Share Option Plan

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,661,470 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

275,988 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

5,385,482 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 ordinary shares listed 12/02/2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary shares of 25 pence each

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1. Name of company

J Sainsbury plc

2. Name of scheme

Save As You Earn Scheme

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

407,234 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

250,935 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

156,299 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

8,000,000 ordinary shares listed 19/01/2001 nil balance
2,500,000 ordinary shares listed 12/02/2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary shares of 25 pence each

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

J Sainsbury plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,725,433 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

1,994,063 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

731,370 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,071,420 ordinary shares listed 22/03/2002 nil balance
6,000,000 ordinary shares listed 12/11/2003 nil balance
5,000,000 ordinary shares listed 15/11/2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary 25 pence shares

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

J Sainsbury plc

2. Name of scheme

Colleague Share Option Plan

3. Period of return:

From 01/05/2006 To 31/10/2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,661,470 ordinary shares of 25 pence each

5. Number of shares issued / allotted under scheme during period:

275,988 ordinary shares of 25 pence each

6. Balance under scheme not yet issued / allotted at end of period

5,385,482 ordinary shares of 25 pence each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 ordinary shares listed 12/02/2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,790,000 ordinary shares of 25 pence each

Contact for queries

Name David Kinnair

Telephone 020 7695 6505

Person making the return

Name David Kinnair

Position Assistant Company Secretary